UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 34) *

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of reporting persons. ESL Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 26,820,859 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 26,820,859 (1)
	10.	Shared dispositive power 30,980,064 (2)
11.	Aggregate amount beneficially owned by each reporting person 57,800,923 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.9% (3)
14.	Type of reporting person (see instructions) PN

(1)	Includes 4,828,219 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 5,700,163 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and 4,828,219 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. SPE I Partners, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,939,872
	8.	Shared voting power 0
	9.	Sole dispositive power 1,939,872
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,939,872
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014.

CUSIP No. 812350106

1.	Names of reporting persons. SPE Master I, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,494,783
	8.	Shared voting power 0
	9.	Sole dispositive power 2,494,783
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,494,783
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.3% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014.

CUSIP No. 812350106

1.	Names of reporting persons. RBS Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 31,255,514 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 31,255,514 (1)
	10.	Shared dispositive power 30,980,064 (2)
11.	Aggregate amount beneficially owned by each reporting person 62,235,578 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.9% (3)
14.	Type of reporting person (see instructions) PN

(1)	Includes 4,828,219 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 5,700,163 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and an aggregate of 4,828,219 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. ESL Institutional Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,341 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 12,341 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,341 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes 2,111 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and 2,111 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. RBS Investment Management, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,341 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 12,341 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,341 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (2)
14.	Type of reporting person (see instructions) OO

(1)	Includes 2,111 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and 2,111 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. CRK Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 887 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 887 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 887 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (2)
14.	Type of reporting person (see instructions) OO

(1)	Includes 140 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and 140 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. ESL Investments, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 31,268,742 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 31,268,742 (1)
	10.	Shared dispositive power 30,980,064 (2)
11.	Aggregate amount beneficially owned by each reporting person 62,248,806 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.9% (3)
14.	Type of reporting person (see instructions) CO

(1)	Includes an aggregate of 4,830,470 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes an aggregate of 5,700,163 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and an aggregate of 4,830,470 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. Edward S. Lampert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 62,248,806 (1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 31,268,742 (1)
	10.	Shared dispositive power 30,980,064 (2)
11.	Aggregate amount beneficially owned by each reporting person 62,248,806 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 53.2% (3)
14.	Type of reporting person (see instructions) IN

(1)	Includes an aggregate of 4,830,470 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes an aggregate of 5,700,163 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and an aggregate of 10,530,633 shares of Holdings Common Stock that may be acquired by the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

This Amendment No. 34 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I” and, together with SPE I, the “SPEs”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Edward S. Lampert, by furnishing the information set forth below. Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Director and Officers”). Other than the ESL Director and Officers, there are no persons or corporations controlling or ultimately in control of ESL.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In grants of Holdings Common Stock by Holdings on November 28, 2014, December 31, 2014 and January 30, 2015, pursuant to the Letter between Holdings and Mr. Lampert, Mr. Lampert acquired an additional 30,932 shares of Holdings Common Stock. Mr. Lampert received the Holdings Common Stock as consideration for serving as Chief Executive Officer and no cash consideration was paid by Mr. Lampert in connection with the receipt of such Holdings Common Stock.

In grants of Holdings Common Stock by Holdings on November 28, 2014, December 31, 2014 and January 30, 2015, pursuant to the Make Whole Awards, Mr. Lampert acquired an additional 6,940 shares of Holdings Common Stock. Mr. Lampert received the Holdings Common Stock pursuant to the Make Whole Awards and no cash consideration was paid by Mr. Lampert in connection with the receipt of such Holdings Common Stock.

In grants of Holdings Common Stock by Holdings on November 28, 2014, December 31, 2014 and January 30, 2015, pursuant to the Rights Offering Awards, Mr. Lampert acquired an additional 189 shares of Holdings Common Stock. Mr. Lampert received the Holdings Common Stock pursuant to the Rights Offering Awards and no cash consideration was paid by Mr. Lampert in connection with the receipt of such Holdings Common Stock.

In grants of Holdings Common Stock by Holdings on November 28, 2014, December 31, 2014 and January 30, 2015, pursuant to the NotesWarrants Offering Awards, Mr. Lampert acquired an additional 2,294 shares of Holdings Common Stock. Mr. Lampert received the Holdings Common Stock pursuant to the NotesWarrants Offering Awards and no cash consideration was paid by Mr. Lampert in connection with the receipt of such Holdings Common Stock.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On February 25, 2015, three subsidiaries of Holdings (collectively, the “Borrowers”) entered into an amendment to the Loan (the “Amendment”) with affiliates of the Reporting Persons (collectively, the “Lenders”), which will be effective February 28, 2015, to extend the $400 million short term loan (the “Loan”) that is secured by mortgages on certain real property of Holdings and its subsidiaries. Under the terms of the Amendment, Holdings will repay $200 million of the Loan on March 2, 2015 and, in connection with this repayment, the Lenders have agreed to release approximately one half of the value of the pledged collateral (the “Released Properties”). The remaining $200 million of the Loan will be extended until the earlier of June 1, 2015, or the date of receipt by Holdings of sale proceeds pursuant to a sale/leaseback or similar transaction involving the sale or other transfer by Holdings of at least 200 Holdings properties to a newly formed real estate investment trust capitalized in part through a rights offering to Holdings’ stockholders, which is under consideration by Holdings. The Loan will continue to have an annual base interest rate of 5% on the principal amount outstanding. Except as described below, the Borrowers will not be required to pay any fee to the Lenders in connection with the Amendment.

At any time prior to maturity of the Loan, Borrowers may make a one-time election to re-borrow up to $200 million from the Lenders (the “Delayed Advance”), subject to certain conditions, including payment to the Lenders of a fee equal to 0.25% of the principal amount of the Delayed Advance. In the event the Borrowers elect to re-borrow the Delayed Advance, Borrowers would again grant a lien on the Released Properties or other collateral, in accordance with the Amendment, to secure the Loan.

Upon repayment of $200 million of the Loan on March 2, 2015, the Lenders intend to repay on March 3, 2015 the entirety of PYOF’s 12.5% participation interest in the Loan and one half of Fairholme’s 6.25% participation interest in the Loan.

The foregoing is qualified in its entirety by reference to the Amendment filed as Exhibit 99.18 and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of February 26, 2015, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	57,800,923	(1)(2)	51.9	% (3)	26,820,859	(2)	0	26,820,859	(2)	30,980,064	(1)
SPE I Partners, LP	1,939,872		1.8%		1,939,872		0	1,939,872		0
SPE Master I, LP	2,494,783		2.3%		2,494,783		0	2,494,783		0
RBS Partners, L.P.	62,235,578	(1)(4)	55.9	% (5)	31,255,514	(4)	0	31,255,514	(4)	30,980,064	(1)
ESL Institutional Partners, L.P.	12,341	(6)	0.0	% (7)	12,341	(6)	0	12,341	(6)	0
RBS Investment Management, L.L.C.	12,341	(8)	0.0	% (9)	12,341	(8)	0	12,341	(8)	0
CRK Partners, LLC	887	(10)	0.0	% (11)	887	(10)	0	887	(10)	0
ESL Investments, Inc.	62,248,806	(1)(12)	55.9	% (13)	31,268,742	(12)	0	31,268,742	(12)	30,980,064	(1)
Edward S. Lampert	62,248,806	(1)(14)	53.2	% (15)	62,248,806	(1)(14)	0	31,268,742	(14)	30,980,064	(1)

(1)	This number includes 25,279,901 shares of Holdings Common Stock held by Mr. Lampert and 5,700,163 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners and 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.
(3)	This is based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.
(4)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I and 2,494,783 shares of Holdings Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.
(5)	This is based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.
(6)	This number includes 10,230 shares of Holdings Common Stock held by Institutional and 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional.
(7)	This is based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional.
(8)	This number includes 10,230 shares of Holdings Common Stock held by Institutional and 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(9)	This is based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(10)	This number includes 747 shares of Holdings Common Stock held by CRK LLC and 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC.

(11)	This is based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, and 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC.
(12)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I, 2,494,783 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC and 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(13)	This is based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, the 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, the 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, and the 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(14)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I, 2,494,783 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC and 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(15)	This is based upon 106,507,702 common shares outstanding as of November 28, 2014, as disclosed in Holdings’ Form 10-Q that was filed by Holdings with the Securities and Exchange Commission on December 4, 2014, the 5,700,163 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, the 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, the 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, and the 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2015	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. The director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154. Each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
Robert Breyer	Chief Compliance Officer	United States
Harold Talisman	Chief Financial Officer	United States

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Edward S. Lampert	12/31/2014	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	10,311		$0
Edward S. Lampert	12/31/2014	Grant of Shares Pursuant to the Make-Whole Award	2,313		$0
Edward S. Lampert	12/31/2014	Grant of Shares Pursuant to the Rights Offering Award	63		$0
Edward S. Lampert	12/31/2014	Grant of Shares Pursuant to the NotesWarrants Offering Award	765		$0
Edward S. Lampert	01/30/2015	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	10,311		$0
Edward S. Lampert	01/30/2015	Grant of Shares Pursuant to the Make-Whole Award	2,313		$0
Edward S. Lampert	01/30/2015	Grant of Shares Pursuant to the Rights Offering Award	63		$0
Edward S. Lampert	01/30/2015	Grant of Shares Pursuant to the NotesWarrants Offering Award	765		$0